

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Robert A. Blair
Chief Executive Officer
LGBTQ Loyalty Holdings, Inc.
2435 Dixie Highway
Wilton Manors, FL 33305

> **Re: LGBTQ Loyalty Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2021**
> **File No. 333-258095**

Dear Mr. Blair:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your disclosure that you are offering shares of your common stock "to be sold at a fixed price to be determined upon effectiveness." Since you are not relying on Rule 430A of the Securities Act with respect to pricing terms, please disclose the fixed price in a pre-effective amendment to the registration statement. Revise to explain the method by which the price is to be determined. Refer to Item 501(b)(3) of Regulation S-K.

2. Please note that the OTC Pink marketplace is not considered an established market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your filing to disclose a fixed price at which the selling shareholders will sell their shares of your common stock until, if ever, your shares

are quoted on the OTCQB, at which time they may be sold at prevailing market prices or privately negotiated transactions.

<u>Signatures, page II-6</u>

3.   Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter J. Gennuso